Free Writing Prospectus Filed Pursuant to Rule 433(f)
Relating to Preliminary Prospectus dated March 7, 2012
Registration Statement No. 333- 177259
ARMSTRONG ENERGY, INC.
Free Writing Prospectus Published or Distributed by Media
     This free writing prospectus relates only to the initial public offering of common stock of Armstrong Energy, Inc. (the “Company”) and should be read together with the preliminary prospectus dated March 7, 2012 related to this offering, included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-177259) (the “Preliminary Prospectus”). You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1532288/000095012312004624/c64870a4sv1za.htm.
     On April 11, 2012, Platts, a division of The McGraw-Hill Companies (“Platts”), published an article relating to an interview that it had conducted with J. Hord Armstrong, the Company's Chairman and Chief Executive Officer. The full text of the article is reproduced below.
     Clarifications and Corrections
     Platts is not an affiliate of the Company and no payment was made or consideration given by or on behalf of the Company or any other offering participant for the interview. The Platts article was not prepared by or reviewed by the Company prior to its publication. With the exception of the quotations attributed directly to Mr. Armstrong, the article represents the author’s opinion, which is not endorsed or adopted by the Company. You should consider statements in the interview only after carefully evaluating all of the information in the Preliminary Prospectus.
     For purposes of clarification, it should be noted that, with respect to the statement in the tenth paragraph of the Platts article that the Company “is forecasting production to reach about 9 million short tons this year, up from 7.2 million st in 2011,” the Company’s production in 2011 was 6.6 million tons.
     Text of the April 11, 2012 Platts Article
     Armstrong Energy pushes forward with IPO
Despite sagging prices for coal company stocks, Armstrong Energy intends to move forward with an initial public offering that could raise an estimated $90 million, the company’s chairman and CEO, J. Hord Armstrong, said in a Tuesday interview.

“Coal stocks have not done well, and all that relates to the price of natural gas,” said Armstrong, a longtime St. Louis businessman whose company owns Illinois Basin high-sulfur steam coal producer Armstrong Coal.
But, he added, “I don’t think you can run a business intermediate and long term and worry about anybody’s prices.”
Armstrong filed for the IPO last fall with the US Securities and Exchange Commission (PCT 10/14/11), at a time when natural gas prices were falling. They have only gotten lower since.
Since the filing, “We’ve been trying to move forward, with advanced discussions with the SEC,” Armstrong said. “We’ve filed several amendments and are still in discussions” about additional SEC comment requests.
Armstrong said the process has been delayed somewhat because the company decided “it would be a good idea to complete our year-end audited numbers [for 2011] and that has been done. All of that is in our amendments.”
At this point, the ball is in the SEC’s court. Armstrong said he’s hoping the IPO process “is going to move forward pretty shortly,” but declined to offer a potential timetable.
US analysts expect an increase in IPO volume in the second quarter following a moribund market for public offerings last year.
All of the money raised by the IPO “will be used to pay down senior debt,” he said.
According to Armstrong, Armstrong Coal is having a good year. Largely due to two new mines in western Kentucky — Kronos and Lewis Creek — the company is forecasting production to reach about 9 million short tons this year, up from 7.2 million st in 2011.
Two other similarly sized coal producers, Oxford Resource Partners and Rhino Resource Partners, went public in the US during the past two years.
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     This free writing prospectus contains statements that constitute forward-looking statements. The timing of effectiveness of the Company’s registration statement relating to its initial public offering and statements regarding 2012 performance are forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause the initial public offering not to occur or to occur in a different form from that contemplated by the Preliminary Prospectus. Projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which it operates are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. These and other important factors, including those discussed in the Preliminary Prospectus under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of

Operations,” may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The Company does not intend, and undertakes no obligation, to update any forward-looking information to reflect actual results or future events or circumstances. Please consult any further disclosures the Company makes on related subjects in filings with the SEC.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

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